

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Ron Shelton
Chief Financial Officer
Parabellum Acquisition Corp.
3811 Turtle Creek Blvd
Suite 2125
Dallas, TX 75219

Re: Parabellum Acquisition Corp.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 16, 2021
File No. 333-254763

Dear Mr. Shelton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment # 7 to Form S-1 Filed on September 16, 2021

Note 9. Subsequent Events, page F-16

1.   Please revise your subsequent events footnote to reflect that management evaluated subsequent events through September 15, 2021 rather than August 13, 2021.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing